VIA EDGAR

January 4, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Erin Donahue

Division of Corporation Finance

Office of Manufacturing

Re:	Latham Group, Inc. (the “Company”)
Registration Statement on Form S-1

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Barclays Capital Inc. and BofA Securities, Inc., as representatives of the several underwriters, hereby join the Company in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1, file No. 377-05217 (the “Registration Statement”) to become effective on January 6, 2022, at 4:00 p.m. (ET), or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Robert Stowe
Name: Robert Stowe
Title: Managing Director

BofA Securities, Inc.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

[Signature Page to Acceleration Request by Underwriters]